UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Progress Software Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

743312100

(CUSIP Number)

Praesidium Investment Management Company, LLC

1411 Broadway – 29th Floor

New York, NY 10018

Tel. No.: (212) 821-1495

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON

Praesidium Investment Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,995,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,260,853
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,260,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON

Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,995,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,260,853
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,260,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON

Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,995,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,260,853
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,260,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP NO. 743312100

THE SCHEDULE 13D

This Amendment No. 10 supplements the information set forth in the Schedule 13D filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on December 19, 2011, as amended and supplemented by Amendment No. 1 filed with the SEC on March 14, 2012, Amendment No. 2 filed with the SEC on October 26, 2012, Amendment No. 3 filed with the SEC on January 31, 2013, Amendment No. 4 filed with the SEC on February 6, 2014, Amendment No. 5 filed with the SEC on January 11, 2016, Amendment No. 6 filed with the SEC on September 14, 2016, Amendment No. 7 filed with the SEC on January 6, 2017, Amendment No. 8 filed with the SEC on March 29, 2017, and Amendment No. 9 filed with the SEC on August 2, 2017 (the “Schedule 13D”), relating to common stock (“Common Stock”), of Progress Software Corporation, a Delaware corporation (the “Issuer”).

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram, the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 3,995,179 shares of Common Stock held in the Accounts and to dispose of 4,260,853 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $24.65 per share. The source of these funds for the Accounts was their working capital.

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

5

CUSIP NO. 743312100

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On September 15, 2017, the Reporting Persons delivered a letter and presentation titled “The Case for Strategic Change at Progress Software” to the Issuer’s Board of Directors (the “Board”) expressing their concerns with the performance of the Issuer under the direction of its management team and Board, which have overseen the destruction of significant shareholder value, and outlining the opportunities that they believe are available to unlock substantial value at the Issuer for the benefit of all shareholders. In both the letter and accompanying presentation, the Reporting Persons call on the Board to finally acknowledge that the Issuer is on a deeply flawed strategic path and begin a formal process to reset the Issuer’s strategy and refresh the Board. A copy of the letter and presentation are attached hereto as exhibit 99.1 and exhibit 99.2, respectively and are incorporated herein by reference.

In the letter, the Reporting Persons state that they have gone to great lengths to constructively engage with the Board regarding a number of their ideas to unlock value at the Issuer, which they presented to the Board, but that their attempts at good faith engagement have been met with a series of obstructive tactics and delays. The Reporting Persons expressed their disappointment that the Issuer has chosen to publicly reject the compelling acquisition opportunity they presented, which the Reporting Persons believe the Board did not adequately consider, by issuing a letter to shareholders of the Issuer rather than continuing to engage privately with the Reporting Persons regarding their ideas to unlock substantial value.

The Reporting Persons also explain in the letter that the Issuer’s current strategy of engaging in highly speculative acquisitions to fuel growth has resulted in the loss of hundreds of millions of dollars of shareholders’ capital. The Reporting Persons explain that one of the reasons the Board has seemingly failed in its duty to act as responsible stewards for shareholder capital is a fundamental lack of alignment of interests with shareholders given the Board’s collective ownership of only 1.26% of the Issuer’s outstanding shares, together with the Board members’ selling of shares into buybacks of the Issuer that they authorized. In the letter, the Reporting Persons state that they have retained Mark Fusco and John Shackleton, two of the most respected CEOs in the software industry, as advisors to work with the Reporting Persons and provide guidance on how best to drive value at the Issuer.

In the presentation that accompanied the letter to the Board, the Reporting Persons elaborate on the Issuer’s failed M&A and organic growth strategies and the Issuer’s resulting prolonged underperformance. The Reporting Persons provide a comprehensive timeline and analysis illustrating the various flaws and missteps undertaken by management and the Board in executing these failed strategies. The presentation also expands on the Reporting Persons’ recommendations to reset the Issuer’s strategy and business model, including through comprehensive case-studies, to help refocus the Issuer and drive shareholder value. The Reporting Persons demonstrate that by operating the business more efficiently and cutting its bloated cost structure, they believe shareholders could realize over $55 per share of the Issuer today without any incremental multiple expansion.

As such, the Reporting Persons demand that the Board immediately take the following actions: (1) Jack Egan to resign as Chairman of the Board; (2) cease the current acquisition strategy directed by CEO Yogesh Gupta and the Board; (3) add five new Board members as follows: (i) three highly-qualified individuals identified by the Reporting Persons - John Shackleton (former President & CEO, Open Text), Mark Fusco (former President & CEO, Aspen Technology) and Russ Stuebing (former VP of Corporate Development, OpenText and former VP of Corporate Development, Equifax) - whose biographies are included in the letter and presentation; (ii) a Praesidium representative; and (iii) an additional highly-qualified individual to be identified by the Reporting Persons shortly; and (4) seriously engage with the Reporting Persons on ways to initiate a formal process to reset the Issuer’s failed strategy and adopt a low-risk, repeatable, proven strategy of operating efficiently, maximizing cash flow, and focusing on return on investment.

6

CUSIP NO. 743312100

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) The Reporting Persons beneficially own 4,260,853 shares of Common Stock, which represents approximately 8.8% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of September 14, 2017, as set forth in this Schedule 13D, by (ii) the 48,288,664 shares of Common Stock outstanding as of June 28, 2017, according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 7, 2017.

Praesidium, in its capacity as investment manager to the Accounts, has sole power to vote 3,995,179 shares of Common Stock and the power to dispose of 4,260,853 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons since the filing of Amendment No. 9 to the Schedule 13D are listed in Annex A attached hereto.

(d) Not Applicable.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1	Letter to the Board of Directors, dated September 15, 2017.
99.2	Presentation titled “The Case for Strategic Change at Progress Software”, dated September 15, 2017.

7

CUSIP NO. 743312100

 SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2017

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name:	Kevin Oram
Title:	Managing Member

Kevin Oram
By:	/s/ Kevin Oram

PETER UDDO
By:	/s/ Peter Uddo

8

CUSIP NO. 743312100

Annex A

Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the other persons named in Item 2 since the filing of Amendment No. 9 to the Schedule 13D.

Since the filing of Amendment No. 9 to the Schedule 13D, inclusive of transactions effected through 4:00 p.m., New York City time, on September 14, 2017, the Reporting Persons effected the following sales of shares of Common Stock in open market transactions:

Nature of Transaction	Date of Purchase/Sale	Amount Purchased/(Sold)	Price Per Share

Purchase	09/01/2017	84,775	33.4015
Sale	09/01/2017	(85,000)	33.3810
Sale	09/07/2017	(18,218)	33.5211
Sale	09/08/2017	(72,746)	33.5959
Sale	09/11/2017	(20,000)	34.3393